April 18, 2011
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Barbara Jacobs Laura Veator Stephen Krikorian Matthew Crispino

Re:	Fusion-io, Inc. Registration Statement on Form S-1 Filed March 9, 2011 File No. 333-172683
Ladies and Gentlemen:
          On behalf of Fusion-io, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 5, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-172683) filed with the Commission on March 9, 2011.
          The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
General
1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Securities and Exchange Commission
April 18, 2011

          We acknowledge the Staff’s comment that the price range will affect disclosure in several sections of the filing, and we will either update the prospectus or advise the Staff supplementally as soon as such information is available. We acknowledge that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing a price range.
Cover Page
2.	It appears from disclosure on the cover page and elsewhere in the prospectus that there will be a selling shareholder component to this offering. Please confirm that, when known, you will disclose on the cover page the amount of shares to be offered by the selling stockholders.
          We confirm that, when known, the Company will disclose on the cover page the amount of shares to be offered by the selling stockholders.
Prospectus Summary
Our Company, page 1
3.	Please supplementally provide us with support for your claim in this section that “many users of your platform have reported achieving greater than 10 times the application throughput per server.”
          We advise the Staff that the Company bases this claim on numerous customer use cases in which customers have reported achieving increases in application throughput. Pursuant to Rule 418 of the Securities Act of 1933, as amended (“Rule 418”), under separate cover, we will supplementally provide the Staff illustrative customer case studies supporting the Company’s belief that many users of the Company’s platform have reported achieving greater than 10 times the application throughput per server.
Risk Factors
“We will need to achieve and maintain effective internal control over financial reporting...,” Page 18
4.	Please disclose in this risk factor and in the discussion of your controls and procedures on page 49 your estimated timetable for remediation of your material weaknesses and any associated material costs.
          In response to the Staff’s comment, we have revised the disclosure on page 18 of Amendment No. 1 to include disclosure of the Company’s currently estimated timetable and associated costs for remediation of the disclosed material weaknesses.

Securities and Exchange Commission
April 18, 2011

“The terms of our loan and security agreement with a financial institution...,” page 21
5.	Please disclose in this risk factor that your revolving line of credit is secured by substantially all of your assets.
          In response to the Staff’s comment, we have revised the disclosure on page 21 of Amendment No. 1.
Market Industry and Other Data, page 27
6.	We note your statement in the introductory paragraph of this section that you have not independently verified any third-party information included in the prospectus and cannot assure its accuracy or completeness. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.
          In response to the Staff’s comment, we have revised the text on page 27 under “Market, Industry and Other Data.”
7.	Where you reference data attributed to Gartner, IMS or the TABB Group in the prospectus, please identify the specific report that was the source of such data and the date of the report. Also, please supplementally provide us with the applicable pages of all third-party reports cited in the prospectus. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite.
          In response to the Staff’s comment, we have revised the disclosure on pages 59 and 60 of Amendment No. 1 to identify the source of the data attributed to Gartner, IMS and the TABB Group. Pursuant to Rule 418, under separate cover, we will supplementally provide to the Staff the relevant portions of all third-party publications and research data cited in the Registration Statement. To expedite the Staff’s review, we have marked the third-party publications and research data so that the Staff can easily locate and review the relevant portion or section containing the information and have included a cross reference to the page in Amendment No. 1. We advise the Staff that the third-party publications and research data were not commissioned for the Company or for use in the Registration Statement. The Company did not pay a fee other than the standard subscription fee for such third-party research reports, if applicable.
Use of Proceeds, page 29
8.	You indicate in this section that you intend to use the net proceeds from this offering, in part, to expand your sales and marketing organizations and further develop and expand your

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April 18, 2011

product offerings. Please disclose, to the extent known, the approximate amount of the proceeds you intend to use for each of these purposes. Refer to Item 504 of Regulation S-K.
          We supplementally advise the Staff that, while the Company currently intends to use the net proceeds from the offering primarily for working capital and general corporate purposes, including expansion of the Company’s sales organization, further development and expansion of the Company’s product offerings and possible acquisitions of, or investments in, businesses, technologies or other assets, the Company has not specifically allocated any of the net proceeds among those uses. Accordingly, the Company has not revised the disclosure under “Use of Proceeds” because it believes doing so would imply a level of planning and precision that does not yet exist, and may therefore be potentially misleading to investors.
Management’s Discussion and Analysis
Overview, page 36
9.	Consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. In this regard, consider discussing the impact that the release of new software, such as your ioSphere and directCache, is expected to have on your revenue. Also, consider discussing the challenges you face from your recent substantial growth and the expansion of your overseas operations. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.
          In response to the Staff’s comment, we supplementally advise the Staff that the Company has considered the guidance of Section III.A of SEC Release No. 33-8350. In addition to the trends previously discussed in the “Overview” section, the Company has revised the disclosure on page 36 of Amendment No. 1 to discuss the risks and uncertainties associated with the launch of ioSphere and directCache and other future software offerings, the concentration of OEM customer revenue and the expected increased dependence on OEMs as the Company expands overseas.
10.	We note your disclosure that during the six months ended December 31, 2010, sales to two of your OEMs accounted for 32% of your revenue. However, we note your disclosure on page F-11 that during the six months ended December 31, 2010, three customers accounted for 72% of your revenue. Tell us what consideration you gave to disclosing this concentration in your overview and discussing the implications on your business. Further, we note your disclosure that you expect revenue from Facebook, Inc. and one other end-user to account for a substantial portion of revenue for the three months ending March 31, 2011, but that revenue from these parties will decline significantly for the three months ended June 30, 2011. Tell us what consideration you gave to disclosing the amount of revenue generated from these two parties for the six months ended December 31, 2010.

Securities and Exchange Commission
April 18, 2011

          In response to the Staff’s comment, we respectfully advise the Staff that the Company has not disclosed the specific revenue levels associated with sales to Facebook, or any particular OEM or end-user customer (who purchases through a channel partner) by name for the six months ended December 31, 2010. While the Company acknowledges that Facebook and the other end-user customer that purchases through a channel partner have been material for the six months ended December 31, 2010 and the nine months ended March 31, 2011, the Company believes that the overriding material trend is the disclosed large and concentrated purchases by the Company’s major customers, whether via direct sales, distributors or OEMs. The Company does not expect currently to be dependent on any one customer (or end-user) for an extended period of time, but rather, expects to see significant customer concentration for limited periods due to the concentrated purchasing patterns associated with purchases over a discrete period of time, primarily related to customer datacenter upgrades. To this end, the Company does not want to mislead investors into the assumption that it will be dependent on any one or two specific customers, notwithstanding the significant revenue associated with sales to any such customer in any recent period. Rather the Company stresses that sales to a very limited number of customers (or end-users as the case may be), which customers may vary from period to period, are expected to continue to contribute materially to the Company’s revenue for the foreseeable future.
Results of Operations for the Six Months Ended December 31, 2009 and 2010
Cost of Revenue and Gross Margin, page 38
11.	We note your disclosure that gross margin decreased due to a higher concentration of lower gross margin sales to one significant customer and your OEM customers. Please clarify whether the lower margin sales relate to different products or volume discounts.
          We respectfully advise the Staff that the Company currently does not have arrangements with its customers for volume discounts. Pricing for this one significant customer and for OEMs are negotiated on an individual contract basis and are based on overall expected purchases. No additional future volume discounts are provided for in the contract. The lower margins are not the result of different products but rather are the result of agreed upon pricing with this one significant customer and OEMs for the products they purchase.
Certain Critical Accounting Policies and Estimates
Revenue Recognition, page 50
12.	We note your disclosure that you recognize revenue net of estimated returns and pricing adjustments, and we note your disclosure on page F-9 that you provide allowances for rebates and discounts based on programs in existence at the time revenue is recognized. Consider expanding this disclosure to more specifically describe the programs in place, how you develop

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April 18, 2011

estimates, the accuracy of past estimates and any reasonably likely uncertainties. Refer to Section V of SEC Release No. 33-8350.
          In response to the Staff’s comment, we have revised the disclosure on page 52 of Amendment No. 1 to expand the disclosure regarding revenue recognition relating to estimated product returns and rebate or discount programs.
Stock Based Compensation
Fair Value of Our Common Stock, page 53
13.	Tell us whether your contemporaneous valuations of your common stock were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” and what consideration you gave to disclosing this.
          We respectfully advise the Staff that the contemporaneous valuations of the Company’s common stock were performed by an unrelated nationally recognized valuation specialist as defined by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company believes that these valuations are Level A valuations as defined in the Practice Aid. However, the Company’s board of directors considered a variety of factors, including the then most recent contemporaneous valuation, among other objective and subjective factors, when determining the fair value of the common stock as of each grant date. As a result, the Company did not believe that it should disclose the use of a specific valuation specialist, but rather that valuations were performed and that the board of directors ultimately determined the fair market value. The other factors considered by the Company’s board of directors are described beginning on page 54 of the Registration Statement.
14.	Reconcile and describe the differences between the sales of Convertible Preferred Stock sold during 2009 and 2010 and your fair value of ordinary shares issued during those periods.
          We respectfully advise the Staff that because the Company’s stock has not been publicly traded, the Company engaged an unrelated nationally recognized third-party valuation firm to value its common stock at various dates. The Company’s board of directors considered these contemporaneous valuations along with other objective and subjective factors to determine the fair value per share and thus, the related exercise price for its stock options. The issuances of convertible preferred stock were considered in all the contemporaneous valuations and the option-pricing model used in the contemporaneous valuations allocated total company equity value among all equity instruments, including the convertible preferred stock and common stock. The valuations consider differences between the preferred and common stock with respect to liquidation preferences, conversion rights and other features.
15.	Please discuss in greater detail the significant factors considered and assumptions made in determining the fair value of your underlying stock, and the significant factors contributing to the difference in the fair value determined between each grant date. As part of your response, please further explain the following:

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April 18, 2011

•	Either quantitatively or qualitatively, the significance of each factor to the increase in the fair value of your ordinary shares between grant dates. That is, describe how much of the growth in fair value can be attributed to each of the factors mentioned;

•	How you considered the increases in revenue during the quarters ended December 31, 2009 and March 31, 2010 in determining the fair value of your stock for your February 2010 and March 2010 grants;

•	Your consideration to the results of the May 21, 2010 valuation for your 2010 grants given the proximity to this date as compared to the March 2009 valuation; and

•	The factors that you considered in determining to use the same discount rate for the May 21, 2010, October 8, 2010 and December 31, 2010 valuations.
          We respectfully advise the Staff that the Company engaged an unrelated nationally recognized third-party valuation firm to perform all the contemporaneous valuations. The board of directors considered these contemporaneous valuations along with other objective and subjective factors to determine the exercise price for stock option grants. Each of the contemporaneous valuations considered the Company’s historical operating performance, financial projections, market performance of comparable publicly traded companies, individual sales of common stock by employees or former employees that exercised stock options and sold their stock to other parties, convertible preferred stock issuances and the rights, preferences and privileges of the convertible preferred stock relative to the Company’s common stock.
          The third-party valuation firm used two valuation approaches; the income approach and the market approach. The resulting fair value obtained by these approaches was then allocated to the Company’s equity using the option-pricing method. Since the Company’s stock is not publicly traded, a discount for the lack of marketability was applied to the common stock.
          In determining the fair value of the Company’s common stock for the February 2010 and March 2010 stock option grants, the Company’s board of directors considered the March 2009 valuation and increases in revenue in the quarters ended December 31, 2009 and March 31, 2010, as well as revenue forecasts. However, the Company’s board of directors also considered the need for additional funding and the status of various then-pending legal matters. The Company had been seeking additional equity funding but had been unsuccessful and entered into bridge financing with existing investors in early March 2010 with the anticipation of being able to finalize a preferred stock round of financing. There was no certainty of closing any additional equity financing at the time stock option grants were approved by the board of directors in March since the Company had not been successful following months of fundraising efforts. Concurrently, the Company was searching for a new chief executive officer to provide strategic vision and direction to the Company. All of these factors were considered by the board of directors in determining the fair value of the Company’s common stock for stock option grants in February and March 2010.
          Subsequent to the March 2010 grants, the board of directors appointed David Flynn as chief executive officer. In April 2010, the Company was able to secure additional equity financing in the form of its Series C convertible preferred stock. The Company also resolved its outstanding legal proceedings in April and May 2010. Additionally, the Company received substantial purchase orders from a large customer in April and May 2010. All of these factors were included in the May 21, 2010 valuation.
          The discount rate for the discounted cash flow analysis remained constant for the May 21, 2010, October 8, 2010 and December 31, 2010 valuations due to (i) the Company’s similar stage of development and the perceived risk of investing in the Company at each valuation date, and (ii) the risk associated with the Company’s ability to achieve the respective forecasts at each valuation date with high growth rates and improved margins.

Securities and Exchange Commission
April 18, 2011

16.	When your estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent equity awards and your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
          We supplementally advise the Staff that, once the estimated IPO price is known and included in the Registration Statement, we will revise the disclosure to the extent applicable to include a discussion of the significant factors contributing to the difference between the fair value of the underlying stock as determined for the Company’s most recent equity awards and the IPO offering range.
Inventory Valuation, page 57
17.	We note your disclosure on page 37 that although you have experienced significant percentage growth in your revenue, you do not believe that your historical growth rates are likely to be sustainable or indicative of future growth. We further note that your inventory balance has increased significantly from June 30, 2010 to December 31, 2010, and represents 68% of total assets as of December 31, 2010. Please tell us what consideration you gave to disclosing your backlog of funded and unfunded firm contracts, projects and purchase orders in order to provide investors with quantitative insight as to management’s expectations as to future revenue pursuant to Item 101(c)(1)(viii) of Regulation S-K. Please also provide further discussion regarding the specific risks associated with the realizability of your inventory and the likelihood as to whether additional charges may be required. As part of your discussion, include the inventory turnover rates for each period presented and provide a discussion of the factors impacting material differences between reporting periods. Also, disclose the adjustments you have recorded in the past relating to excess and obsolete inventory.
          We supplementally advise the Staff that the Company’s inventory balances increased significantly from June 30, 2010 to December 31, 2010 due to a buildup of inventory in connection with (i) certain large orders that the Company had expected to ship in the quarter ended December 31, 2010 but instead were shipped in January 2011 and (ii) certain large orders for product shipments scheduled early in the quarter ended March 31, 2011. We supplementally advise the Staff that these factors contributed to the large increase in inventory balances at December 31, 2010. The Company does not believe that its backlog at any particular time is meaningful because it is not necessarily indicative of future revenue. In response to the Staff’s comment, the Company has revised the disclosure on page 71 of Amendment No. 1 to include disclosure to this effect. Additional increases in the inventory balances were the result of normal growth in the business and last time purchases of raw materials for end of life products necessary to sustain product sales until raw material components for next generation products are integrated into the Company’s

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April 18, 2011

products. Based on an unanticipated decrease of actual and projected sales volumes of certain products with end of life raw material components, the Company sold some of its related excess raw materials for approximately its carrying cost in the quarter ended March 31, 2011. Finished goods inventory, work-in-process and raw material components related to end of life products were also evaluated during this quarter and the Company believes it had adequately adjusted the carrying value of inventory on hand at December 31, 2010.
          Due to the composition of the Company’s revenue with large concentrated sales to limited customers, the Company has had to maintain high levels of inventory to manage the delivery of product. The Company analyzes the risks associated with excess and obsolete inventory quarterly. This analysis includes estimated future demand, future product introductions, and end of life raw material component needs. As the Company is in a growth stage and it experiences large and in some cases unanticipated concentrated sales, it has not historically evaluated its inventory turnover rates. Historical excess and obsolete inventory write-offs have been minimal to date including the last two quarters ended December 31, 2010. The Company has experienced less than $0.1 million in excess and obsolete inventory expense in each quarter on ending inventory balances of $31.0 million and $48.5 million, respectively. As such, the Company has determined that such amounts are immaterial.
18.	We note your disclosure that the number of evaluation units has increased due to the overall growth and an increase in your customer base. Tell us what consideration you have to disclosing the dollar value of your evaluation units as of December 31, 2010, the accounting policies you follow for these units, and the adjustments you have recorded in the past for write downs relating to these units.
          We supplementally advise the Staff that the Company ships new or refurbished product as evaluation units to potential customers for a period of time to evaluate and test in the potential customer’s informational technology environment. Historically, the Company has either received the evaluation units back or has billed and received payment for the evaluation units at a discounted price. The evaluation units are reduced to their estimated net realizable value with the offsetting amount recorded to cost of revenues upon shipment. The Company’s evaluation units have increased due to its overall growth; however, the total outstanding balance of evaluation units has not been material to the overall inventory balance and at December 31, 2010 represented approximately 0.5% of its total inventory balance. Further, the Company has not had significant losses associated with the ultimate sale or loss of the evaluation units. The Company believes the current disclosures are appropriate for the amounts associated with these evaluation units.
Business
Case Studies, page 65
19.	Please supplementally advise us of the names of the customers discussed in the case studies in this section and tell us whether these customers have reviewed the corresponding disclosure. Also, tell us what consideration you gave to disclosing in the prospectus the names of these customers. In this regard, we note you disclose the identity of customers in some of the case

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April 18, 2011

studies included on your website. Finally, please disclose the approximate date that each customer adopted your solution.
          We supplementally advise the Staff that the names of the customers discussed in the case studies section, in the order that the case studies appear in Amendment No. 1, and the approximate dates on which each customer adopted the Company’s solution are as follows:

Customer Description	Customer Name	Date of Adoption
Internet Web Property	Answers Corporation	3/9/2009

IT Security Service Provider	Cloudmark Inc.	5/1/2008

Digital Media Sharing Provider	Plixi, Inc.	10/8/2010

U.S. National Laboratory	Lawrence Livermore	3/20/2009
National Laboratory
          We also advise the Staff that these customers have reviewed the corresponding disclosure in connection with the preparation of the Registration Statement and approved it for general public use. We advise the Staff that the Company considered disclosing the names of these customers in the Registration Statement and decided it was more important to describe how customers used and benefited from the products than disclosing specific users and use cases. As a result, the Company does not believe that the adoption dates would be material to investors. We respectfully advise the Staff that the Company does not believe that disclosure of the identity of the customers about which the case studies were written is material to the investment decision.
Customers, page 70
20.	You disclose that Facebook, IBM and HP each accounted for more than 10% of your revenues in fiscal 2010. Please clarify the actual percentage of your revenues that each customer accounted for in fiscal 2010 and the first six months of fiscal 2011. Also, we note your disclosure that you generally sell pursuant to individual purchase orders. Please tell us if you have master agreements with any of your three top customers that govern your relationships. If so, tell us what consideration you gave to discussing the material terms of these agreements in your prospectus and filing the agreements as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
          We respectfully submit to the Staff that Item 101 of Regulation S-K does not require the disclosure of the actual percentage of the Company’s revenues that Facebook, IBM and HP accounted for in the relevant periods. Note 1 of the Notes to the Consolidated Financial Statements includes

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April 18, 2011

disclosure of the percentage of the Company’s revenues that each 10% customer accounted for in the relevant periods without attributing the percentage to the specific customer. We respectfully submit that this disclosure, coupled with the disclosure under “Risk Factors — We expect large and concentrated purchases by a limited number of customers to continue to represent a substantial majority of our revenue, and any loss or delay of the expected purchases could adversely affect our operating results” and “Business — Customers” is adequate for investors to understand the risks facing the Company’s business as a result of its customer concentration, and that additional, more specific disclosure would not meaningfully improve an investor’s understanding of the Company’s business. We also note that these customers’ purchases are not recurring purchases, and as a result the Company does not believe its future business is substantially dependent on any large historical customer.
          In determining whether its agreements with its significant customers should be filed as exhibits to the Registration Statement, the Company carefully analyzed the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K. As disclosed in the Registration Statement, the sales to the Company’s significant customers are made pursuant to individual purchase orders. While the Company does have master agreements with certain of its customers, these agreements are contracts entered into the ordinary course of business as conducted by the Company, and include standard commercial terms such as shipping methods and payment periods. The master agreements do not include any obligations on the part of the customer to purchase products or on the part of the Company to sell products. Rather, the only obligations to purchase and sell are set forth in the individual purchase orders. As a result of the foregoing, the Company respectfully submits that none of such agreements is required to be filed as an exhibit to the Registration Statement.
     Intellectual Property, page 72
21.	You disclose in this section that you currently have three 3 issued patents. If you are materially dependent upon any of these patents, please disclose that fact and the duration of the patent. Refer to Item 101(c)(1)(iv) of Regulation S-K.
          We respectfully advise the Staff that the Company does not believe that it is materially dependent on any of its issued or unissued patents.
Executive Compensation
Incentive Cash Compensation, page 83
22.	It appears that you may be relying on Instruction 4 to Item 402(b) of Regulation S-K as the basis for not disclosing the specific performance targets in Mr. Dawson’s sales commission plan. Accordingly, please disclose how difficult it would be for Mr. Dawson or how likely it will be for you to achieve the undisclosed target levels or other factors. Refer to Instruction 4 to Item 402(b) of Regulation S-K. Please note that general statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for Mr. Dawson or how likely it will be for you to achieve the target

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April 18, 2011

levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.
          In response to the Staff’s comment, we have revised the disclosure on page 84 of Amendment No. 1 to disclose how difficult it would be for Mr. Dawson or how likely it will be for the Company to achieve the undisclosed target levels or other factors.
Employment Agreements and Offer Letters, page 90
23.	Please file your offer letters with Messrs. Wolf, Dawson, and Smith as Exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
          We respectfully submit that the offer letters with Messrs. Wolf, Dawson, and Smith are not required to be filed pursuant to the provisions of Item 601(b)(10)(iii)(A). We submit that the terms set forth in these offer letters — duties, salary, benefits, etc. — are generally applicable to management and non-management employees, and no other terms of the offer letters remain in effect, making these offer letters immaterial in significance. We submit that there are no provisions in the offer letters with any of Messrs. Wolf, Dawson, and Smith, the disclosure of which is necessary to an investor’s understanding of the compensation of such individuals.
          We further submit that the offer letters with Messrs. Wolf, Dawson, and Smith contain out-of-date terms regarding these executive officers’ severance arrangements upon a change in control of the Company, which prior terms have been superseded by the involuntary termination severance agreements with each of these executive officers, respectively. We believe that filing these offer letters as exhibits would likely cause confusion on the part of investors regarding which change in control provisions govern. On these bases, we respectfully submit that the offer letters with Messrs. Wolf, Dawson, and Smith are not required to be filed as exhibits and should not be filed as exhibits.
Agreements Providing for Severance or Change of Control Benefits, page 92
24.	We note that you have filed a form of your involuntary termination severance agreement with certain of your executive officers as Exhibit 10.10. Please provide us with your analysis as to why this agreement should not be considered a “management contract,” executed versions of which should be filed separately for each executive officer. Refer to Instruction 1 to paragraph (b)(10) of Item 601 of Regulation S-K.
          We respectfully advise the Staff that the involuntary termination severance agreements with the Company’s executive officers are substantially identical in all material respects except as to the parties thereto and the dates of execution, with the exception of the agreement with Dennis P. Wolf. Therefore, the Company has filed the involuntary termination severance agreement with Dennis P. Wolf as Exhibit 10.10A to Amendment No. 1 and has filed the form of involuntary termination severance agreement as

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April 18, 2011

Exhibit 10.10 to the Registration Statement, consistent with Instruction No. 2 to Item 601 of Regulation S-K which provides that in any case where two or more documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, the registrant need file a copy of only one of such documents. We believe that the filing of the form of involuntary termination severance agreement provides all information necessary to an investor’s understanding of these arrangements with the Company’s named executive officers.
Principal and Selling Stockholders, page 108
25.	When you have identified the selling stockholders, please disclose whether any are broker-dealers or affiliates of broker-dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, you should indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.
          We respectfully advise the Staff that, when the selling stockholders are identified, the Company will disclose the information requested in the Staff’s comment.
26.	Footnotes 6, 8, 9, 12 and 13 disclaim beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Exchange Act Rule 13d-3(a). Please revise.
          In response to the Staff’s comment, we have revised the disclosure on pages 109 and 110 of Amendment No. 1 to remove the disclaimers of beneficial ownership.
Shares Eligible for Future Sale
Lock-Up Agreements, page 116
27.	Please file the lock-up agreements as exhibits to the registration statement.
          We respectfully advise the Staff that the Company will file the form of lock-up agreement as an exhibit to the underwriting agreement, when the form of that agreement is filed.
Consolidated Financial Statements
Consolidated Statements of Convertible Preferred Stock, page F-5

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April 18, 2011

28.	We note that the Company repurchased 542,961 shares of Series B convertible preferred shares during the year ended June 30, 2010 for $1,834,000. We further note your disclosure on page F-25 that these shares were issued at $2.00 per share. Tell us how you have accounted for the excess of fair value to repurchase the shares over the carrying amount of the preferred stock, with reference to the authoritative literature.
          We supplementally advise the Staff that the Company repurchased shares of its Series B convertible preferred stock on two occasions during the year ended June 30, 2010. The Company first purchased 142,568 shares at $2.00 per share and then at a later date purchased 400,393 shares at $3.869 per share. The Company has restated its consolidated financial statements to reflect the difference between the fair value paid and the carrying value of the preferred stock as a deemed dividend that is subtracted from net loss to calculate a net loss attributable to common stockholders. The Company has also reclassified this excess amount between the additional paid-in capital and the convertible preferred stock in accordance with ASC 260-10-S99-2.
Notes to Consolidated Financial Statements
1. Description of Business and Summary of Significant Accounting Policies
Revenue recognition, page F-8
29.	We note your disclosure on page 9 that even if an OEM integrates one or more of your products into its server, data storage systems or appliance solutions, you cannot be assured that its product will be commercially successful or that you will receive any revenue as a result. Clarify whether you consider delivery to be complete upon shipment to the reseller or to the end customer and the basis for this determination.
          In response to the Staff’s comment, we advise the Staff that the Company considers delivery to be complete in most cases upon acceptance of the Company’s product by the OEM or other channel partner. Although certain of the Company’s contracts may contain provisions for sales returns in limited circumstances, the Company believes it has sufficient historical data to estimate the amount of future product returns. Additional discussion regarding the Company’s basis for this determination is included in the response to comment 30 below. We have clarified the disclosures in Amendment No. 1 regarding sales returns on page 52 of Amendment No. 1 and have also made changes to the risk factors on page 9 of Amendment No. 1 related to sales to OEMs.
30.	We note that your agreements with certain OEMS and resellers allow for product returns and price adjustments. We also note that you state that “even if we are not contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relationships with those customers (your page 10).” Please clarify your revenue recognition policies for OEMs and resellers. In this regard, clarify the terms of your sales to these parties and indicate whether such terms will be modified. Further, explain why you believe you have sufficient history to estimate returns. Your response should address ASC 605-15-25-1 to 25-4 and SAB Topic 13A4a questions 4 and 5. Also, discuss historical volumes of refunds.
          We advise the Staff that the Company’s revenue recognition policy with regards to sales to OEMs and channel partners is to recognize revenue upon acceptance of the Company’s product by the OEM or other

Securities and Exchange Commission
April 18, 2011

channel partner. Individual orders from the Company’s OEMs and other channel partners are subject to the terms of purchase orders and additional terms contained in master agreements. Some of the Company’s major OEM and other channel partner agreements contain provisions for price protection that require the Company to notify the OEM or channel partner of any decreases in pricing and to provide the OEM or channel partner with a refund or credit for any units of the Company’s product that the OEM and channel partner has on hand as of the date of the pricing change. To date, the Company has not issued any credits or refunds to its OEMs and channel partners for price protection.
          One of the Company’s significant channel partners can return obsolete or excess products not sold through to an end-user within 180 days of shipment. For this channel partner, the Company typically receives individual orders of small quantities that are shipped directly to the end customer and thus this channel partner maintains an immaterial amount of the Company’s products in their inventory at any given time. Therefore, the Company does not believe this provision precludes it from recognizing revenue on a sell-in basis. The Company also has provisions in some of its OEM and other channel partner agreements that allow rebates that are typically based on a fixed percentage of the Company’s sales to the customer or sales to the end-user or based on a fixed dollar amount per unit. The Company records an allowance for any rebates at the end of each accounting period based upon the actual applicable revenues and contractual terms of the rebate.
          As the Staff noted on page 10 of the Registration Statement, the Company disclosed that even though it is not contractually obligated, it may determine that it is in its best interest to accept returns in order to maintain good relationships with its customers. The Company’s experience with such returns (which have occurred on an infrequent basis) is that these returns occur within a short period of time following the date of shipment. We supplementally advise the staff that the Company’s decision, in its sole discretion, to permit a return does not modify the contractual terms of the Company’s arrangement and the Company does not have any intent to modify the contractual terms of its arrangement with its customers. To ensure the Company’s revenues are recorded net of any estimated returns, the Company periodically analyzes historical rates of returns and applies its experience with such returns when estimating the amount of future returns.
          In response to the Staff’s request, we include below consideration and analysis of the accounting guidance in ASC 605-15-25-1 to 25-4 and SAB Topic 13A4b* questions 4 and 5 related to estimating returns.

*	Please note we have assumed that the Staff intended in its comment to refer to questions 4 and 5 of SAB Topic 13A4b instead of 13A4a.

Condition
Accounting Literature	Analysis of Accounting Literature	Met?
25-1 If an entity sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

a. The seller’s price to the buyer is substantially fixed or determinable at the date of sale.	For all sales transactions the Company requires a signed agreement or purchase order that includes the negotiated pricing for its	Yes.

Securities and Exchange Commission
April 18, 2011

Condition
Accounting Literature	Analysis of Accounting Literature	Met?
products. Although certain of the Company’s OEM and reseller agreements contain price protection clauses, to date the Company has not issued any credits for price protection.

b. The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product. [FAS 048, paragraph 6] ][ If the buyer does not pay at time of sale and the buyer’s obligation to pay is contractually or implicitly excused until the buyer resells the product, then this condition is not met.
	The Company’s revenue contracts with its OEMs and resellers require payment in accordance with standard payment terms, typically net 30 to net 60 days. Payment is not contingent upon the resale of the product.	Yes.

c. The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.	Title and risk of loss typically transfers to the OEM or reseller upon receipt and acceptance of the Company’s product at the OEM or reseller’s location.	Yes.

d. The buyer acquiring the product for resale has economic substance apart from that provided by the seller. [FAS 048, paragraph 6] ][This condition relates primarily to buyers that exist on paper, that is, buyers that have little or no physical facilities or employees. It prevents entities from recognizing sales revenue on transactions with parties that the sellers have established primarily for the purpose of recognizing such sales revenue.
	The Company’s OEMs and channel partners are typically large, viable businesses, with facilities, employees and operations that are not dependent on Fusion-io. We perform certain procedures for all new customers to assess credit worthiness and set credit limits.	Yes.

e. The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.	The Company’s OEMs and resellers typically have sales orders in hand from the end-user at the time they place an order with the Company for its products. The Company is not contractually obligated to bring about the resale of its products.	Yes.

f. The amount of future returns can be reasonably estimated (see paragraphs 605-15-25-3 through 25-4). [FAS 048, paragraph 6] ][Because detailed record keeping for returns for each product line might be costly in some cases, this Subtopic permits reasonable aggregations and approximations of product returns. [FAS 048, paragraph 20] ][As explained in paragraph 605-15-15-2, exchanges by ultimate customers of one item
	The Company maintains records of its returns and the Company believes that future returns can be reasonably estimated. The Company records an allowance for estimated returns each accounting period.	Yes.

Securities and Exchange Commission
April 18, 2011

Condition
Accounting Literature	Analysis of Accounting Literature	Met?
for another of the same kind, quality, and price (for example, one color or size for another) are not considered returns for purposes of this Subtopic.

Question 4

Question: Question 1 of Topic 13.A.4(a) above states that the staff would expect a two-year history of selling a new service in order to be able to make reliable estimates of cancellations. How long a history does the staff believe is necessary to estimate returns in a product sale transaction that is within the scope of Statement 48?
	As of the Company’s latest audited balance sheet date of June 30, 2010, it had over two years of experience selling its ioDrive product line. In preparing the Company’s estimates of future returns, management utilized historical data from thousands of sales transactions, all of which were for its ioDrive product line.	Yes.

Interpretive Response: The staff does not believe there is any specific length of time necessary in a product transaction. However, Statement 48 states that returns must be subject to reasonable estimation. Preparers and auditors should be skeptical of estimates of product returns when little history with a particular product line exists, when there is inadequate verifiable evidence of historical experience, or when there are inadequate internal controls that ensure the reliability and timeliness of the reporting of the appropriate historical information. Start-up companies and companies selling new or significantly modified products are frequently unable to develop the requisite historical data on which to base estimates of returns.

Question 5

Question: If a company selling products subject to a right of return concludes that it cannot reasonably estimate the actual return rate due to its limited history, but it can conservatively estimate the maximum possible returns, does the staff believe that the
	The Company has concluded that it can reasonably estimate future returns based upon on its historical experience. Therefore, the Company estimates are not recorded based on the upper end of a conservative estimate of future returns.	Yes.

Securities and Exchange Commission
April 18, 2011

Condition
Accounting Literature	Analysis of Accounting Literature	Met?
company may recognize revenue for the portion of the sales that exceeds the maximum estimated return rate?

Interpretive Response: No. If a reasonable estimate of future returns cannot be made, Statement 48 requires that revenue not be recognized until the return period lapses or a reasonable estimate can be made. (60) Deferring revenue recognition based on the upper end of a wide range of potential return rates is inconsistent with the provisions of Statement 48.

31.	Tell us and disclose the significant factors, inputs, assumptions, and methods used to determine selling price, whether based on vendor-specific objective evidence, third-party evidence, or estimated selling price, as required by ASC 605-25-50-2(e).
          In response to the Staff’s comment, we have revised the disclosure on page F-10 of Amendment No. 1 to disclose how the Company determines the selling price for its multiple element arrangements.
32.	Tell us and disclose all the deliverables included in an arrangement. Explain why you have not identified software as a deliverable within your revenue recognition footnote. In this regard, explain why you do not describe the effects of adopting AU 2009-14. Your disclosures should clearly explain how you account for each unit of accounting, how each unit of accounting is determined, and how you allocate the arrangement fee among those units or deliverables. In addition, your disclosures should clarify the number of transactions or arrangements that are multiple element arrangements. Please explain why you believe that stand-alone product sales do not contain an implicit right to support services.
          In response to the Staff’s comment, we have revised the disclosure on page F-9 of Amendment No. 1.
          We also advise the Staff that the Company’s typical multiple element arrangement consists of its ioDrive product and related support services. The Company’s ioDrive also includes the embedded VSL virtualization software. Prior to the adoption of AU 2009-14, the Company applied the scope exception for incidental software under SOP 97-2. Effective July 1, 2009 the Company adopted AU 2009-14 and pursuant to this guidance, the Company considers the VSL virtualization software and ioDrive as a combined unit of accounting because the hardware and software do not have standalone value and are never sold separately.

Securities and Exchange Commission
April 18, 2011

The disclosure in Amendment No. 1 has been revised to include AU 2009-14 and to expand the disclosure related to the Company’s multiple-element arrangements.
          We also advise the Staff that the Company has not yet sold its anticipated software products, ioSphere and directCache. The Company anticipates sales from these and other software products starting in the quarter ending June 30, 2011. The Company will update its disclosure to include the policies followed for such software products when sales of such products are significant.
          The Company generates a significant amount of its revenue through OEMs and resellers. These channel partners provide the first level support to end-customers. The Company also has substantial product and support service sales to Facebook. Other customers have also purchased support services either bundled with the purchase of their storage products or on a stand-alone basis after purchase of the storage products. Support services include premium levels of response time, enhanced warranty, and installation services. The Company also provides a standard warranty on all products and accrues for warranty related costs and services at the time of revenue recognition. Customers making stand-alone product purchases are provided with standard warranty related services and there is not an implicit right to any additional services over and above the standard warranty service available.
Concentrations of Credit Risk and Significant Customers and Suppliers, page F-10
33.	We note that 72% of your revenue for the six months ended December 31, 2010 is generated from three customers. Please expand your disclosure to provide information that is adequate to inform investors of the general nature of the risk associated with the concentration. We refer you to ASC 275-10-50-20.
          The Company has expanded the disclosure regarding concentrations of credit risk and significant customers and suppliers on page F-12 of Amendment No. 1 in response to the Staff’s comment.
Property and Equipment, page F-18
34.	We note your disclosure that in December 2010, you entered into agreements to terminate leases of certain facilities. Tell us if you recognized any liabilities as of December 31, 2010 in connection with the termination of these leases, and what consideration you gave to disclosing these liabilities. We further note your disclosure that you have leasehold improvements with a net book value of $1,335,000 as of December 31, 2010 relating to these leases. Tell us if you considered whether these leasehold improvements were impaired as of December 31, 2010.
          We advise the Staff that the Company did not recognize any liabilities as of December 31, 2010 in connection with the termination of these leases. The Company entered into this lease termination due to its requirement for a larger facility to accommodate growth in the number of its employees. The lessor mutually agreed to terminate the lease due to its plans to occupy the facility. The terms of the termination

Securities and Exchange Commission
April 18, 2011

agreement require the Company to continue paying contractually scheduled monthly rent payments through the end of the shortened lease term, and during this period of time the Company continues to occupy the space. There are no penalties associated with the termination of this lease.
          With regards to the leasehold improvements related to these leases, the Company considered whether these leasehold improvements were impaired as of December 31, 2010 in accordance with applicable accounting literature and concluded that the assets were not impaired. As disclosed on page F-19 of Amendment No. 1, the Company is amortizing the $1,335,000 net book value of the leasehold improvements over the shortened lease term as it will continue to occupy the facility and utilize such assets during this time.
Subsequent Events, page F-36
35.	We note your disclosure on page 54 that you granted 4,307,050 and 591,500 stock options on January 25, 2011 and February 19, 2011, respectively. Tell us what consideration you gave to disclosing these grants and the unrecognized compensation expense associated with these grants.
          We acknowledge the Staff’s comment and have revised page F-36 of Amendment No. 1 to disclose the number of shares subject to stock options granted and the per share exercise price at each grant date. We further advise the Staff that the Company’s review of stock-based compensation expense for the quarter ended March 31, 2011 is still on-going and, therefore, it has not disclosed the amount of unrecognized compensation expense associated with the these grants in Amendment No. 1. Supplementally, we advise the Staff that the Company granted stock options to purchase a modest number of shares on April 14, 2011. The Company plans to update the disclosure related to stock option grants in the next amendment to the Registration Statement.
Item 16. Exhibits and Financial Statement Schedules, page II-4
36.	Please tell us what consideration you gave to filing the agreements related to your preferred stock as exhibits to your registration statement. Refer to Items 601(b)(4) and 601(b)(10) of Regulation S-K.
          We supplementally advise the Staff that, in connection with the issuance of the Company’s Series C preferred stock, the Company entered into a stock purchase agreement, an investors’ rights agreement, a voting agreement and a right of first refusal and co-sale agreement with the purchasers of the Company’s Series C preferred stock (collectively, the “Series C Documents”). Pursuant to Item 601 of Regulation S-K, the Company filed the investors’ rights agreement as Exhibit 4.2 to the Registration Statement due to the fact that the Company will continue to have obligations under that agreement following the proposed offering.
          We respectfully submit to the Staff that we do not believe that Item 601 requires the filing of the Series C Documents, other than the investors’ rights agreement, as exhibits to the Registration Statement.

Securities and Exchange Commission
April 18, 2011

Item 601(b)(4) of Regulation S-K requires the filing of all “instruments defining the rights of holders of the equity or debt securities being registered,” and 601(b)(10) of Regulation S-K requires the filing of material contracts that are “to be performed in whole or in part at or after the filing of the registration statement.” Neither the Company nor the purchasers of the Series C preferred stock have any further obligations under the stock purchase agreement, nor does the stock purchase agreement define the rights of the Company’s common stock being registered pursuant to the Registration Statement. The voting agreement and the right of first refusal and co-sale agreement terminate upon consummation of the proposed offering. We believe that Series C Documents, other than the investors’ rights agreement, are not material in significance upon completion of the offering. On these bases, we do not believe that the stock purchase agreement, the voting agreement and the right of first refusal and co-sale agreement need be filed as exhibits to the Registration Statement.
* * * * *

Securities and Exchange Commission
April 18, 2011

          Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Patrick J. Schultheis or me at (650) 493-9300. Thank you for your assistance.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Robert G. Day
Robert G. Day
Enclosures

cc (w/o encl.):	David A. Flynn
Shawn J. Lindquist, Esq.
Fusion-io, Inc.

Larry W. Sonsini, Esq.
Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Esq.
Jeffrey R. Vetter, Esq.
James D. Evans, Esq.
Fenwick & West LLP